

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 10, 2017

Christopher Wolf
Senior Vice President and Chief Financial Officer
Overseas Shipholding Group, Inc.
Two Harbour Place
302 Knights Run Avenue, Suite 1200
Tampa, FL 33602

> **Re:    Overseas Shipholding Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 001-06479**

Dear Mr. Wolf:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure